Sea Pines

ANNUAL REPORT 2001

SEA PINES ASSOCIATES, INC.



INDEX

	PAGE
Message from the Chairman	1-3
Management's Discussion and Analysis of Financial Conditions and Results of Operations	4-10
Quantitative and Qualitative Disclosures About Market Risk	11
Management's Report on Responsibility for Financial Reporting	12
Report of Independent Auditors	13
Consolidated Balance Sheets	14-15
Consolidated Statements of Operations	16
Consolidated Statements of Shareholders' Equity	17
Consolidated Statements of Cash Flows	18-19
Notes to Consolidated Financial Statements	20-37
Selected Financial Data	38
Shareholder Information	39-40
Safe Harbor Discussion	41
Officers and Key Executives	42
Board of Directors	43-44

This document, other than historical financial information, may contain forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. For instance, factors which could cause results to differ from expectations include those described on page 41 of this document. Readers are also referred to the documents filed by Sea Pines Associates, Inc. with the Securities and Exchange Commission, specifically the most recent report on Form 10-K, which identifies important risk factors that may cause actual results to differ from those contained in the forward-looking statements.

Sea Pines ASSOCIATES

MESSAGE FROM THE CHAIRMAN

Overview

Three factors had a major impact on the financial results of Sea Pines Associates for the fiscal year that ended October 31, 2001. The sluggish national economy was one of those factors. The second was the revenue boost generated by the new Inn at Harbour Town and the reopening of the newly restored Harbour Town Golf Links. The third was a new accounting standard having to do with interest rate swap agreements. The purpose of this overview is to explain the influence of those three factors, and to put the year's results into perspective. A more detailed explanation of financial results can be found in the next section of this annual report – Management's Discussion and Analysis of Financial Conditions and Results of Operations.

The Company's revenues reached a new high of $50.3 million in 2001, an increase of $1.5 million over the prior year. That increase occurred only because of the new Inn at Harbour Town and the reopening of the restored Harbour Town Golf Links. Those two sources generated $4.7 million more revenue than they had the year before.

Total revenue from other business units was $3.2 million less than a year ago. This shortfall consisted of $635,000 in the other Resort Company business units, and $2.6 million in the Real Estate Company, representing revenue declines of 2.4% and 13.3%, respectively. Those declines provide the best indication of the impact of 2001's sluggish economy and the after effects of September 11. Pre-tax income would have been significantly higher without those declines.

Earnings before Interest, Taxes, Depreciation and other finance-related charges (EBITDA) totaled $3.8 million for the year, an increase of $1.1 million (41%) compared to the year before. The EBITDA increase, like the revenue increase, occurred only because of the income produced by the new Inn and the restoration of revenue lost when the Harbour Town course was closed. EBITDA for the rest of the Resort Company and the Real Estate Company fell by roughly $2 million, or 18.8%.

Increases in non-operating charges more than offset the gain in EBITDA. Interest, taxes, depreciation and other finance-related charges totaled $6.9 million, an increase of $3.7 million from last year. Two non-cash charges accounted for most of the increase:

- Depreciation charges increased $907,000 as a result of the new assets created by recent construction projects in Harbour Town.

- Financial Accounting Standard No. 133 (new in November 2000) requires the Company to report changes in the fair value of interest rate swap agreements on a quarterly basis. The value of these agreements is greatest when interest rates are high enough to bring the rate protection into play. Falling interest rates during fiscal 2001 made the rate protection less

Sea Pines Associates, Inc. ◦ 32 Greenwood Drive ◦ Post Office Box 5965 ◦ Hilton Head Island, SC 29938
(843) 785-3333 ◦ (843) 842-1824 ◦ Fax (843) 842-1464

valuable, causing the theoretical fair value of the agreements to decline by $1.9 million, which reduced pre-tax income by that amount. If interest rates rise in the future, there will be a corresponding gain reported.

Cash flow is always an important figure for Sea Pines Associates because it determines the Company's capacity to repay debt. We define cash flow as the figure obtained when non-cash charges, such as depreciation and the interest rate swap expense described above, are added back to net income or loss. The Company came through the difficulties of 2001 with a positive cash flow of $1.7 million for the full year. Positive cash flow from March through October enabled the Company to reduce its bank debt from a peak of $39.5 million in March to $36 million as of October 31.

Silver Linings

Your Company had much to celebrate in 2001, despite the year's difficult economic environment. The Inn at Harbour Town and the Harbour Town Golf Links won rave reviews for quality, as well as making a very significant financial contribution. The Company's Hospitality Division managed the Inn smoothly and effectively from the start. In addition, food and beverage operations produced an operating profit for the first time. That resulted from a major increase in catering volume, made possible by the fine facilities of the Harbour Town Conference Center. All indications are that the strategy adopted for the Harbour Town Campus, and the investment in facilities of first-rate quality, has been well conceived and holds great potential.

Looking Ahead

The duration of the current economic recession is unpredictable, and the possibility of further terrorist activities remains. With these uncertainties in mind, steps were taken in October and November to bring expenses into better alignment with a conservative revenue forecast. Steps were also taken to reduce the volatility of the Real Estate Company's operating margin and health benefit costs.

Actions taken involved some staff reductions, some temporary reductions in work hours, closure of two real estate offices, modification of the commission plan for real estate agents, purchase of aggregate stop loss insurance for health benefit claims, and suspension of salary and wage increases and all capital expenditures except those critically necessary to the operation of the Company's business. At the same time, marketing plans were adjusted to focus on customers most likely to drive to Hilton Head.

Results for the first two months of the 2002 fiscal year – November and December – have exceeded budget and are better than the corresponding months last year. The board believes the plans now in place are sound. Both management and the board are closely monitoring business results.

Company Securities

Last year's annual report described the Shareholders Bulletin Board accessible at the Company's website, *seapines.com*. Shareholders can use the Bulletin Board to communicate their interest in buying or selling the Company's securities. When last year's report was prepared, the price being offered for the Company's common shares stood at $4.00 per share. The offering price increased to $4.50 per share by March 2001, when our annual shareholders meeting was held. In the months since then, the offering price has averaged $5.00 per share. A recent offer was posted at $6.00 per share, and the most recent transaction reported to the Company was at that price. It seems clear that interest in buying continues to outstrip interest in selling. Transactions continue to be infrequent; the Company is aware of only eight completed trades during fiscal 2001.

Because of the year's financial circumstances, no action has been taken to redeem the remaining Series A Preferred Shares. As reported at the time of the Share exchange, the Board intends to redeem the Series A Preferred Shares as soon as it is prudent to do so, considering the Company's overall financial circumstances.

Recognition and Thanks

The quality and commitment of a Company's management and employees is particularly evident when economic conditions are difficult. Your Company faced that kind of environment in 2001, and the results speak very well of the Sea Pines team. Our management team, employees and real estate sales associates deserve our respect and appreciation for what they have accomplished.

As always, we appreciate the continuing interest and support of our shareholders. The Board and management are committed to conducting the business of Sea Pines Associates in a way that makes you proud to be a shareholder, that fulfills your expectations as an investor, and that contributes to the quality of the Sea Pines community as a whole.

Norman P. Harberger

Norman P. Harberger
Chairman

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF

FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS.

Results of Operations

The Company's operations are conducted primarily through two wholly owned subsidiaries. Sea Pines Company, Inc. operates all of the resort assets, including a 60-room inn, conference facilities, three resort golf courses, a tennis center, home and villa rental management operations, retail sales outlets, food service operations, and other resort recreational facilities. Sea Pines Real Estate Company, Inc. is an independent real estate brokerage firm with fourteen offices serving Hilton Head Island and its neighboring communities.

2001 Compared to 2000

The Company reported revenues of $50,344,000 for fiscal year 2001, a $1,505,000 increase, or 3.1%, over fiscal year 2000. Income from operations for fiscal year 2001 totaled $1,293,000, an increase of $205,000 or 18.8% over fiscal year 2000.

The primary factors contributing to the $1.5 million increase in revenues were as follows:

- Golf revenue in fiscal year 2001 increased by $1,839,000, or 18.6%, as compared to 2000. The increase was due to the reopening of the Harbour Town Golf Links in December 2000. The golf course was closed for eight months beginning with the third quarter of fiscal 2000 to complete a major restoration project.

- Food and beverage operations generated revenues of $4,089,000 in fiscal year 2001. These revenues represent an increase of $513,000, or 14.5%, over 2000. This increase was due to an increased focus on the catering business and increased revenue at the Heritage Grill and in the golf food and beverage operation due to the Harbour Town Golf Links reopening as mentioned above.

- Revenues from the Company's rental management operation in 2001 decreased by $614,000, or 4.9%, compared with 2000. This decrease is primarily the result of the current economic downturn and the decline in air travel following the events of September 11. Guest occupied unit nights decreased 12.8% in fiscal year 2001, totaling 55,968 for the year. The average daily rate of $191.71 in fiscal year 2001 was a 2.5% increase over the average daily rate in 2000 of $187.05.

- The Inn at Harbour Town opened in November 2000, and revenues totaled $2,372,000 during the first year of operation.

- Gross commission revenue in fiscal year 2001 from the real estate brokerage operation decreased by $2,559,000, or 13.3%, as compared to 2000. The soft national economy has significantly adversely affected the second-home sales market.

The primary factors contributing to the increase in income from operations were as follows:

- Income from golf operations in fiscal year 2001 increased by $1,186,000, or 18.6% as compared to 2000. As mentioned above, this increase is the result of the reopening of the Harbour Town Golf Links after the completion of a major restoration project.

- Income from food and beverage operations in fiscal year 2001 increased by $382,000. This increase is primarily the result of an increased focus on the catering business as discussed above.

- Income from rental management in fiscal year 2001 increased by $208,000, or 11.1% as compared to 2000. As mentioned above, rental management revenues decreased by $614,000 in fiscal year 2001 as compared to 2000. This decline, however, was offset by reduced cost of sales and reduced operating expenses in the amount of $822,000 during fiscal year 2001.

- The Inn at Harbour Town opened in November 2000, and income from operations totaled $533,000 during the first year of operation.

- Income from operations of the real estate brokerage operations declined in fiscal year 2001 by $825,000, or 57%, as compared to 2000. This decline is the net result of the $2,559,000 decrease in gross commission revenue, as discussed earlier, offset by a decrease of $1,769,000, in commissions paid to the Company's real estate agents and an increase of $35,000 in payroll and other operating expenses.

Sales and marketing expenses were $3,161,000 in fiscal 2001, representing a 6% increase from fiscal year 2000. This cost increase is due to increased marketing efforts to promote The Inn at Harbour Town and special promotions to maintain guest volume in the face of the current economic slowdown.

General and Administrative expenses increased by $292,000, or 5%, totaling $6,116,000 for the year. This increase primarily results from higher medical claims paid by the Company's self-funded medical plan. Medical claims increased by $564,000 in fiscal 2001, or 48%, as compared to fiscal 2000.

Depreciation and amortization expense increased by $907,000, or 56.8%, and totaled $2,504,000 in fiscal year 2001. This increase results from depreciation of the Company's new Harbour Town assets.

The increase in operating income in 2001 was more than offset by increases in non-operating charges. Other expenses increased from $1,575,000 in 2000 to $4,397,000. Two items account for most of this increase:

- The Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective November 1, 2000. This new accounting standard requires the Company to report changes in the value of its interest rate swap agreements in the Consolidated Statement of Operations. The value of these agreements is greatest when interest rates are high enough to bring the rate protection into play. Falling interest rates during fiscal year 2001 made the rate protection less relevant, causing the fair value of the agreements to decline by $1,896,000. This charge is a non-cash expense in 2001. If interest rates rise in the future, there will be a corresponding gain reported.

- Interest expense on the Company's long and short term debt increased by $1,345,000, or 94.3%, in fiscal 2001 as compared to fiscal 2000. This increase is attributable to the increase in outstanding debt from the construction of the new Harbour Town assets and interest on the junior subordinated debentures, which were issued by the Company in February 2000.

Gain on the sale of assets totaled $172,000 for the fiscal year 2001. These gains were the result of the sale of a Company-owned condominium and certain other assets.

Exchange offer costs in fiscal year 2001 decreased by $199,000 as compared to 2000. This decrease is the result of the completion of the exchange offer in February 2000. Legal fees and professional fees in the amount of $294,000 were incurred in connection with the exchange offer. Of that amount, $202,000 were expensed in fiscal year 2000 and the remaining amount was capitalized and is being amortized over 30 years.

<u>2000 Compared to 1999</u>

The Company reported revenues of $48,839,000 for fiscal year 2000, a $2,425,000 increase, or 5.2%, over fiscal year 1999. Income from operations for fiscal year 2000 totaled $1,088,000, a decline of $2,763,000, or 71.8%, over fiscal year 1999.

The primary factors contributing to the $2.4 million increase in revenues were as follows:

- Golf revenue in fiscal year 2000 decreased by $2,158,000, or 18%, as compared to 1999 as a result of a closure of Harbour Town Golf Links. The golf course was closed for approximately six months of fiscal year 2000 while a restoration project was completed.

- Food and beverage operations generated revenues of $3,576,000 in fiscal year 2000. These revenues represent an increase of $2,069,000, or 137%, over 1999. This significant increase is the result of additional food and beverage sales from the Harbour Town Conference Center which was completed in April 2000 and the Company's decision to assume operational control over its food and beverage facilities. These facilities were operated by independent contractors for most of 1999.

- Lodging revenues in 2000 increased by $965,000, or 8.4%, over 1999 primarily as a result of increased lodging rates. The average daily rate of $187.05 in fiscal year 2000 was a 6.9% increase over the average daily rate in 1999 of $175.00. Guest occupied unit nights increased 1.5% in fiscal year 2000, totaling 64,166 for the year.

- Gross commission revenue in fiscal year 2000 from the real estate brokerage operation increased by $1,696,000, or 9.7%, as compared to 1999.

The 72% decline in income from operations was largely attributable to the following four factors:

- The closure of Harbour Town Golf Links caused the Company's income from operations in fiscal year 2000 to decline by $2,109,000 as compared to 1999.

- The Company's food and beverage operations experienced a loss from operations in fiscal year 2000 of $286,000. Costs associated with the initial start-up of the Harbour Town Conference Center and the Company's decision to assume operational control over its restaurants was one contributing factor to the operating loss. Inadequate business volume at some of the food and beverage facilities was another contributing factor to the operating loss.

- Sales and marketing expenses in fiscal year 2000 increased by $467,000, or 18.6%, as compared to 1999. These cost increases are primarily attributed to the opening of the Harbour Town Conference Center in April 2000 and advanced marketing for the anticipated opening in the first quarter 2001 of The Inn at Harbour Town.

- Income from operations of the real estate brokerage operations declined in fiscal year 2000 by $464,000, or 24.3%, as compared to 1999. This decline is the net result of the $1,696,000 increase in gross commission revenue, as discussed earlier, offset by an increase of $1,642,000, or 13.3%, in commissions paid to the Company's real estate agents and an increase of $518,000 in payroll and other operating expenses. Commissions paid as a percentage of total commission revenue increased from 70.7% in 1999 to 73% in 2000. The additional payroll and operating expenses resulted primarily from the opening of new offices to serve the areas in northern Hilton Head Island and on the mainland just off of Hilton Head Island.

Sales and marketing expenses were $2,981,000 in fiscal 2000, representing an 18.6% increase from fiscal year 1999. As discussed earlier, the increase is primarily attributable to pre-opening sales and marketing expenses associated with The Inn at Harbour Town, as the Company starts to place greater emphasis on the group meeting business. Additional increases relate to costs associated with growing the lodging, food and beverage and real estate businesses.

General and Administrative expenses decreased by $414,000, or 6.6%, totaling $5,824,000 for the year. The decrease is primarily the result of lower legal fees and other administrative costs and lower property tax expense resulting from refunds received from the Company's appeal of its assessed property values.

Depreciation and amortization expense increased by $290,000, or 22.2%, and totaled $1,597,000 in fiscal year 2000. The increase is primarily the result of the depreciation expense from the new Harbour Town Conference Center.

Interest income remained relatively constant at $119,000 and $164,000 in fiscal 2000 and fiscal 1999, respectively.

Interest expense on the Company's long and short term debt increased by $327,000, or 29.8%, in fiscal 2000 as compared to fiscal 1999. The increase results from the increased borrowings incurred by the Company to finance the construction of the Harbour Town projects and $121,000 of interest accrued on the Junior Subordinated Debentures which were issued in connection with the exchange offer in February 2000.

The Company reported a net loss on the sale or disposal of assets in 2000 of $66,000. The Company was required to record a loss of $130,000 for the demolition of certain assets relating to the Harbour Town Golf Links restoration project and recorded a gain of $64,000 on the sale of various other assets. In 1999, by contrast, the Company experienced a gain of $359,000 from the sale of the South Beach swimming pool and certain other assets. Accordingly, a negative year-to-year change of $425,000 occurred in this category of other income and expense.

The Company incurred $294,000 in legal and professional fees in connection with the exchange offer completed in February 2000. Of that amount, $202,000 was expensed in fiscal year 2000 and the remaining amount was capitalized and will be amortized over 30 years.

Liquidity and Capital Resources

Cash and cash equivalents decreased by $1,331,000 during fiscal 2001 and totaled approximately $1,542,000 at October 31, 2001, of which $1,182,000 was restricted. This significant decrease in cash results primarily from a decrease in escrow deposits from future real estate transactions due to a reduction in real estate sales in 2001. Working capital increased during the current year by $549,000 resulting in a working capital deficit of $3,236,000 at October 31, 2001.

In fiscal year 2000 and the first quarter 2001, the Company invested approximately $18,866,000 in capital projects. The capital expenditures primarily involved the completion of the four construction projects in Harbour Town. These projects include the Harbour Town Conference Center (completed in April 2000), the renovation of the Sea Pines Racquet Club (completed in April 2000), The Inn at Harbour Town (completed in November 2000) and the restoration of Harbour Town Golf Links (completed in December 2000.)

Under a Master Credit Agreement with its corporate lender, the Company maintains three loan facilities: a term loan, a revolving line of credit and a seasonal line of credit. Available funds under these three loan facilities total $39,249,000, of which $35,999,000 was outstanding at October 31, 2001.

The term loan had an outstanding principal balance of $16,999,000 as of October 31, 2001 and matures on November 1, 2008.

The revolving line of credit was pre-approved by the bank for use in the construction of the Harbour Town construction projects. The available balance under the revolving line of credit totals $17,750,000, of which $17,000,000 was outstanding as of October 31, 2001.

The available balance under the seasonal line of credit totals $4,500,000 and is used to meet cash requirements during the Company's off-season winter months. In the first quarter of 2002, the Company's principal lender committed to increase the availability under the seasonal line of credit to $5,250,000. As of October 31, 2001, $2,000,000 was outstanding under the seasonal line of credit.

The Company has two interest rates swap agreements which effectively fixed the interest rate on $24 million of the principal amount outstanding under the loan facilities described above. $18 million has been fixed at 5.24% per annum plus a credit margin ranging from 1.25% to 1.5%, and $6 million has been fixed at 6.58% plus a credit margin ranging from 1.25% to 1.5%.

Recent Developments

The tragic terrorist attacks on September 11 introduced profound uncertainties, and required a complete rethinking of the Company's initial planning assumptions for the 2002 budget and business plan. That rethinking has produced a new set of planning assumptions and principles:

- Revenues will be well below "normal expectations" for some length of time, the duration and extent of the shortfall being unknown.
- Expenses will have to be reduced correspondingly to maintain sufficient cash flow to service the Company's debt and to meet its loan covenants.
- The necessary expense reduction must be accomplished without adverse impact on the quality of the Company's services to its guests and to the Sea Pines community, and with minimum negative impact on employee morale.
- Any personnel reductions should take the form of sustainable organizational consolidations and temporary reductions in work hours or staffing in business units where reduced business volume does not fully justify existing staffing levels.
- Marketing efforts must be maintained, but must be substantially modified to maximize business volume under the new external realities. Marketing programs must be adjusted frequently – as frequently as weekly – as market circumstances change.

The full extent of the aftermath from the events of September 11 are unknown at this time. The Company expects that its financial performance will continue to be significantly affected by external conditions during fiscal year 2002. Aggressive cost reduction efforts were implemented in September and October of 2001 accompanied by specific sales and marketing initiatives to optimize performance in 2002.

In December 2001, the Company completed a modification to its master credit agreement with its principal corporate lender. The modification reduced the required principal repayments during 2002 through 2008, and waived certain loan covenant requirements during the first two quarters in fiscal 2002, should a violation of these covenants occur. The modification also included a commitment from the bank to increase the availability under the seasonal line of credit to $5,250,000.

Quantitative and Qualitative Disclosures About Market Risk

On September 30, 1998, the Company entered into an interest rate swap agreement, which effectively fixed the interest rate on $18 million of principal amount outstanding under the three loan facilities the Company maintains with its corporate lender at 5.24% plus a credit margin ranging from 1.25% to 1.5%, based on the calculation of certain financial ratios, for a period ending November 10, 2005. The lender has the option of calling the swap agreement on November 10, 2003.

The Company entered into a second interest rate swap agreement on May 4, 2000, which effectively fixed the interest rate on an additional $6 million of principal amount at 6.58% plus a credit margin ranging from 1.25% to 1.5% for a period ending November 1, 2005.

The Company has significantly reduced its interest rate risks by entering into these two swap agreements. A change in the LIBOR rate would affect the rate at which the Company could borrow funds in excess of the $24 million fixed by the above swap agreements.

MANAGEMENT'S REPORT ON RESPONSIBILITY

FOR FINANCIAL REPORTING

The management of Sea Pines Associates, Inc. and its subsidiaries have the responsibility for preparing and assuring the integrity and objectivity of the accompanying financial statements and other financial information in this annual report. The financial statements were developed using generally accepted accounting principles and appropriate policies, consistently applied. They reflect, where applicable, management's best estimates and judgments and include disclosures and explanations which are relevant to an understanding of the financial affairs of the Company.

The Company's financial statements have been audited by Ernst & Young LLP, independent auditors. Management has made available to Ernst & Young LLP the Company's financial records and related data, and has made written and oral representations and disclosures in connection with the audit.

Management has established and maintains a system of internal control that it believes provides reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets and the prevention and detection of fraudulent financial reporting. The system of internal control is believed to provide for appropriate division of responsibility and is documented by written policies and procedures that are utilized by employees involved in the financial reporting process. Management also recognizes its responsibility for fostering a strong ethical climate. This responsibility is characterized and reflected in the Company's code of corporate conduct, which is communicated to all of the Company's employees.

The Board of Directors oversees the Company's financial reporting through its Audit Committee, which regularly meets with management representatives and, jointly and separately, with the independent auditors to review accounting, auditing and financial reporting matters.

Michael E. Lawrence
Chief Executive Officer

Thomas C. Morton
Treasurer
Chairman, Finance and Audit Committees

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Auditors

Board of Directors and Shareholders of
Sea Pines Associates, Inc.

We have audited the accompanying consolidated balance sheets of Sea Pines Associates, Inc. (the "Company") as of October 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended October 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sea Pines Associates, Inc. at October 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended October 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Atlanta, Georgia
December 6, 2001, except for Note 15,
as to which the date is
December 17, 2001

Sea Pines Associates, Inc.

Consolidated Balance Sheets
(In thousands)

	October 31	
	2001	2000
Assets		
Current assets:		
Cash and cash equivalents		
Unrestricted	$360	$222
Restricted	1,182	2,651
	1,542	2,873
Accounts receivable, less allowance for doubtful accounts of $30 and $18 at October 31, 2001 and 2000, respectively	946	1,072
Current portion of notes receivable	82	76
Income tax refund receivable	469	--
Deferred income taxes	106	67
Inventories	870	693
Prepaid expenses	244	236
Total current assets	4,259	5,017
Notes receivable, less current portion	1,089	1,171
Deferred income taxes	94	268
Deferred loan fees, net	154	168
Other assets, net	60	60
	1,397	1,667
Real estate assets:		
Construction in progress	202	16,316
Operating properties, net	46,297	30,960
Properties held for future development	3,017	3,034
	49,516	50,310
Total assets	$55,172	$56,994

Sea Pines Associates, Inc.

Consolidated Balance Sheets
(In thousands, except share amounts)

	October 31	
	2001	2000
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable and accrued expenses	$3,299	$4,977
Advance deposits	1,031	2,562
Income tax payable	--	154
Line of credit	2,000	--
Current portion of deferred revenue and other long-term liabilities	367	376
Current portion of long-term debt	798	733
Total current liabilities	7,495	8,802
Long-term debt, less current portion	33,201	33,000
Interest rate swap agreement	1,896	--
Deferred revenue and other long-term liabilities	921	756
Trust preferred securities	2,480	2,480
Total liabilities	45,993	45,038
Commitments and contingencies		
Shareholders' equity:		
Series A cumulative preferred stock, no par value, 2,000,000 shares authorized; 220,900 shares issued and outstanding at October 31, 2001 and 2000, respectively (liquidation preference of $1,679 at October 31, 2001 and 2000, respectively)	1,294	1,294
Series B junior cumulative preferred stock, no par value; 20,000 shares authorized, none issued or outstanding	--	--
Common stock, 23,000,000 shares authorized, no par value; 3,559,400 shares and 3,545,400 shares issued and outstanding at October 31, 2001 and 2000, respectively	7,559	7,343
Unearned stock compensation	(159)	--
Retained earnings	485	3,319
Total shareholders' equity	9,179	11,956
Total liabilities and shareholders' equity	$55,172	$56,994

See accompanying notes.

Sea Pines Associates, Inc.

Consolidated Statements of Operations
(In thousands except per share amounts)

	Year ended October 31		
	2001	2000	1999
Revenues	$50,344	$48,839	$46,414
Cost and expenses:			
Cost of revenues	37,270	37,349	32,506
Sales and marketing expenses	3,161	2,981	2,514
General and administrative expenses	6,116	5,824	6,236
Depreciation and amortization	2,504	1,597	1,307
	49,051	47,751	42,563
Income from operations	1,293	1,088	3,851
Other income (expense):			
Gain (loss) on sale or disposal of assets, net	172	(66)	359
Interest income	101	119	164
Interest rate swap agreements	(1,896)	--	--
Interest expense, net of amounts capitalized	(2,771)	(1,426)	(1,099)
Exchange offer costs	(3)	(202)	--
	(4,397)	(1,575)	(576)
(Loss) income before income taxes	(3,104)	(487)	3,275
Provision for (benefit from) income taxes	(430)	(98)	1,212
Net (loss) income	(2,674)	(389)	2,063
Preferred stock dividend requirements	160	341	887
Net (loss) income attributable to common stock	$(2,834)	$(730)	$1,176
Net (loss) income per share of common stock; basic and diluted	$(0.80)	$(0.23)	$0.64
Weighted average shares outstanding	3,554	3,174	1,843

See accompanying notes.

Sea Pines Associates, Inc.

Consolidated Statements of Shareholders' Equity
(In thousands)

	Series A Preferred Stock		Common Stock		Unearned Stock	Retained	
	Shares	Amount	Shares	Amount	Compensation	Earnings	Total
Balance at October 31, 1998	1,228	$7,218	1,843	$2,166	--	$5,334	$14,718
Net income	--	--	--	--	--	2,063	2,063
Preferred stock dividend	--	--	--	--	--	(887)	(887)
Balance at October 31, 1999	1,228	7,218	1,843	2,166	--	6,510	15,894
Net loss	--	--	--	--	--	(389)	(389)
Trust Preferred exchange	(1,007)	(5,924)	1,703	5,177	--	(1,733)	(2,480)
Preferred stock dividend	--	--	--	--	--	(1,069)	(1,069)
Balance at October 31, 2000	221	1,294	3,546	7,343	--	3,319	11,956
Net loss	--	--	--	--	--	(2,674)	(2,674)
Issuance of common stock to directors	--	--	14	63	(63)	--	--
Deferred stock plan	--	--	--	153	(153)	--	--
Amortization of stock compensation	--	--	--	--	57	--	57
Preferred stock dividend	--	--	--	--	--	(160)	(160)
Balance at October 31, 2001	221	$1,294	3,560	$7,559	$(159)	$485	$9,179

See accompanying notes.

Sea Pines Associates, Inc.

Consolidated Statements of Cash Flows
(In thousands)

	Year ended October 31		
	2001	2000	1999
Cash flows from operating activities			
Net (loss) income	$(2,674)	$(389)	$2,063
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Depreciation and amortization	2,504	1,597	1,307
Allowance for doubtful accounts	12	(23)	(9)
(Gain) loss on sale of assets	(172)	66	(359)
Amortization of stock compensation	57	--	--
Interest rate swap agreement	1,896	--	--
Deferred income taxes	135	(252)	233
Changes in assets and liabilities:			
Restricted cash	1,469	(271)	(372)
Accounts and notes receivable	190	953	(5)
Inventories	(177)	44	(84)
Prepaid expenses	(8)	(96)	(8)
Other assets	--	(92)	--
Accounts payable and accrued expenses	(1,495)	1,495	831
Advance deposits	(1,531)	407	209
Deferred revenue	156	(310)	(78)
Income taxes payable (receivable)	(623)	500	(459)
Net cash (used in) provided by operating activities	(261)	3,629	3,269
Cash flows from investing activities			
Proceeds from sale of assets	335	90	754
Capital expenditures and property acquisitions	(1,784)	(17,082)	(5,823)
Net cash used in investing activities	(1,449)	(16,992)	(5,069)
Cash flows from financing activities			
Payment of deferred loan fees	(77)	(40)	34
Additional borrowing on revolving loan	2,300	14,250	3,091
Additional borrowing on line of credit	2,000	--	--
Principal repayments of debt	(2,034)	(400)	(367)
Preferred stock dividends paid	(341)	(887)	(887)
Net cash provided by financing activities	1,848	12,923	1,871

Sea Pines Associates, Inc.

Consolidated Statements of Cash Flows (continued)
(In thousands)

	Year ended October 31		
	2001	2000	1999
Net increase (decrease) in unrestricted cash and cash equivalents	138	(440)	71
Unrestricted cash and cash equivalents at beginning of year	222	662	591
Unrestricted cash and cash equivalents at end of year	$360	$222	$662

See accompanying notes.

Sea Pines Associates, Inc.

Notes to Consolidated Financial Statements

October 31, 2001

1. Description of Business and Summary of Significant Accounting Policies

Sea Pines Associates, Inc. ("SPA" or the "Company") was incorporated in South Carolina on May 4, 1987. The Company was principally organized to acquire, own and operate certain resort assets in Sea Pines Plantation on Hilton Head Island, South Carolina.

The wholly-owned subsidiaries of the Company are Sea Pines Company, Inc. ("SPC"), Sea Pines Real Estate Company ("SPREC"), Fifth Golf Course Club, Inc., and Sea Pines Associates Trust I. SPC is a full-service resort, which provides guests with the use of three golf courses, tennis facilities, inn and conference facilities, various other recreational facilities, home and villa rental management operations, and food-and-beverage services. SPREC provides real estate brokerage services for buyers and sellers of real estate in the Hilton Head Island, South Carolina area (see Note 14 for business segment information). Fifth Golf Course Club, Inc. owns certain acreage which could be used for outdoor recreational activities. Sea Pines Associates Trust I holds certain company debentures as security for notes it has issued.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers all short-term investments with maturities of 90 days or less at the time of purchase to be cash equivalents.

Revenue Recognition

Revenues and expenses from resort operations are recognized as goods are sold and services are provided. Real estate brokerage revenues are recognized upon closing of the sale. Advance deposits are required for certain resort reservations and real estate transactions and are not recognized as revenue until earned. The Company's accounts receivable are unsecured.

1. Description of Business and Summary of Significant Accounting Policies (continued)

Cost of Revenues

Cost of revenues includes payments to home and villa owners, real estate sales commissions, cost of inventories sold, credit-card commissions and costs incurred to operate and maintain operating properties.

Concentration of Credit Risk

The Company maintains substantially all of its cash with one financial institution. Account balances greater than $100,000 are not federally insured and are subject to a loss if the financial institution fails. Management believes such risk is minimal based on the current financial condition of the financial institution.

Restricted Cash

Restricted cash includes cash held in escrow pending real estate closings, advance deposits for home and villa rentals, and rental receipts to be paid to home and villa owners.

Inventories

Inventories are valued at the lower of cost (first-in, first-out method) or net realizable value.

Advertising Expense

The cost of advertising is expensed as incurred and is classified as selling and marketing expenses in the Consolidated Statements of Operations.

Real Estate Assets

Real estate assets are recorded at cost less any impairment losses, if applicable. The costs of new development, additions and improvements which substantially extend the useful lives of assets are capitalized. Capitalized costs include costs of construction, property taxes, interest and miscellaneous expenses incurred during the construction period. Capitalized construction period interest totaled approximately $61,000, $694,000 and $129,000 in 2001, 2000 and 1999, respectively. Repairs and maintenance costs are expensed as incurred.

1. Description of Business and Summary of Significant Accounting Policies (continued)

The Company provides depreciation for financial reporting purposes when the asset is placed in operation using straight-line and certain accelerated methods over the estimated useful lives of the assets, which range from five to 39 years.

Other Assets

Intangible assets are amortized using the straight line method over ten years. Deferred loan fees are amortized over the lives of the corresponding debt.

Impairment of Long-Lived Assets

An impairment loss is recognized whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds the estimated expected future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset to its fair value. The Company has not incurred any impairment losses for the years ended October 31, 2001, 2000 or 1999.

Financial Instruments

The Company accounts for interest expense under its swap agreements by recording differences between the interest rates on the underlying debt and the swap rates, applied to the notional amount of the swaps.

Income Taxes

The Company accounts for income taxes using the liability method, which requires recognition of deferred tax liabilities and assets based on temporary differences between the financial statement and tax basis of assets and liabilities using current statutory tax rates. A valuation allowance is established against net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

1. Description of Business and Summary of Significant Accounting Policies (continued)

Adoption of New Accounting Standard

On November 1, 2000, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS 133 requires the Company to recognize all derivative instruments on the balance sheet at fair value. The adoption of SFAS 133 affects the accounting for the Company's interest rate swap agreements.

The Company's results of operations can be significantly affected by changes in interest rates as the outstanding debt has variable interest rates based on a LIBOR index. To manage the risks associated with changes in interest rates, the Company entered into two interest rate swap agreements, which have maturities on November 1, 2005 and November 10, 2005, to fix the interest rate the Company is charged on a notional amount of $24 million of the outstanding debt.

Upon adoption of SFAS 133, the Company recorded the fair market value of the interest rate swaps on its consolidated balance sheet. On an ongoing basis, the Company will adjust the balance sheet to reflect the current fair market value of the interest rate swap agreements. The interest rate swap agreements do not qualify for hedge accounting as defined by SFAS 133, and accordingly, the change in the fair value of the derivative is immediately recognized in the consolidated statement of operations. For the year ended October 31, 2001, the Company recorded $1,896,000 of expense in the consolidated statement of operations for the change in fair value of the interest rate swap agreements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the prior years financial statements have been reclassified to conform to current year presentation.

Sea Pines Associates, Inc.

Notes to Consolidated Financial Statements (continued)

2. Statements of Cash Flows

Supplemental disclosure of cash flow information follows (in thousands of dollars):

	Year ended October 31		
	2001	2000	1999
Cash paid during the year for:			
Interest, net of amounts capitalized	$2,803	$1,305	$1,022
Income taxes	--	--	1,438

3. Inventories

Inventories consist of the following (in thousands of dollars):

	October 31	
	2001	2000
Merchandise	$678	$537
Supplies, parts and accessories	35	36
Food and beverages	111	87
Other	46	33
	$870	$693

4. Real Estate Assets

Operating properties consist of the following (in thousands of dollars):

	October 31 2001	October 31 2000
Land and improvements	$26,455	$22,050
Buildings	23,164	12,367
Machinery and equipment	11,385	8,895
	61,004	43,312
Less accumulated depreciation	(14,707)	(12,352)
	$46,297	$30,960

Properties held for future development of $3,017,000 and $3,034,000 at October 31, 2001 and 2000 consist primarily of land and certain future development rights.

5. Long-Term Debt and Line of Credit Agreements

Long-term debt consists of the following (in thousands of dollars):

	October 31 2001	October 31 2000
Term note payable to bank, bearing interest at various London Interbank Offered Rates (LIBOR) (2.64% at October 31, 2001), plus 1.25% to 1.5% collateralized by substantially all assets of the Company. Principal is payable monthly from May through October each year in amounts ranging from $133,050 in 2002 to $220,979 in 2008. Interest is payable monthly. The note matures November 1, 2008.	$16,999	$17,733
$17.75 million revolving line of credit to bank, bearing interest at various London Interbank Offered Rates (LIBOR) (2.64% at October 31, 2001), plus 1.25% to 1.5% collateralized by substantially all assets of the Company. Interest is payable monthly. The line matures November 1, 2003.	17,000	16,000
	33,999	33,733
Less current portion of long-term debt	(798)	(733)
Total long-term debt	$33,201	$33,000

Scheduled maturities of long-term debt as of October 31, 2001 are as follows (in thousands of dollars):

Year ending October 31	
2002	$ 798
2003	1,869
2004	16,946
2005	1,029
2006	1,120
Thereafter	12,237
Total	$33,999

The loan agreements contain provisions and covenants which impose certain restrictions on the use of the Company's assets. The more significant of these restrictions include limitations as to new indebtedness, the sale or disposal of certain assets, capital contributions and investments, and new lines of business.

5. Long-Term Debt and Line of Credit Agreements (continued)

The Company maintains a $4,500,000 seasonal line of credit (the "Seasonal Line") with the same bank. Interest is payable monthly at LIBOR plus 1.5% and the Seasonal Line expires October 31, 2003. Borrowings under the Seasonal Line are also collateralized by substantially all of the assets of the Company. As of October 31, 2001, the seasonal line of credit had an outstanding balance of $2,000,000.

The Company has an interest rate swap agreement, which effectively fixes the interest rate on an $18,000,000 notional principal amount at 5.24% plus a credit margin ranging from 1.25% to 1.5% until the maturity date of the agreement, November 10, 2005. The lender has the option of calling the swap agreement on November 10, 2003.

In May 2000, the Company obtained a second interest rate swap agreement, which effectively fixes the interest rate on a $6,000,000 notional principal amount at 6.58% plus a credit margin ranging from 1.25% to 1.5% until the maturity date of the agreement, November 1, 2005.

6. Income Taxes

The provision (benefit) for income taxes consists of the following (in thousands of dollars):

	Year ended October 31		
	2001	2000	1999
Current taxes:			
Federal	$(548)	$133	$839
State	(17)	21	140
	(565)	154	979
Deferred income taxes (benefit):			
Federal	172	(218)	202
State	(37)	(34)	31
	135	(252)	233
	$(430)	$(98)	$1,212

The reconciliation between actual income tax expense (benefit) and the amount calculated by applying the federal statutory rates to income (loss) before income taxes follows (in thousands of dollars):

	Year ended October 31		
	2001	2000	1999
Tax at statutory federal income tax rates	$(1,051)	$(165)	$1,113
State income taxes, net of federal income tax benefit	(58)	(16)	108
Interest rate swap	645	--	--
Decrease in valuation allowance	--	--	(168)
Charitable contribution expiration	--	--	140
Offering costs	--	77	--
Other	34	6	19
	$(430)	$(98)	$1,212

6. Income Taxes (continued)

The tax effects of the types of temporary differences and carryovers, which give rise to deferred income tax assets (liabilities), are as follows (in thousands of dollars):

	October 31		
	2001	2000	1999
Deferred revenue:			
License and fee income	$480	$416	$200
Country club membership sales	7	34	38
Charitable contribution carryover	7	4	--
State net operating loss	65	--	--
Severance payments	44	--	--
Accrued liabilities	138	142	167
Other assets	12	7	15
Gross deferred income tax assets	753	603	420
Less: Valuation allowance	(23)	(23)	(23)
Deferred income tax assets	730	580	397
Depreciation	(442)	(164)	(231)
Other liabilities	(88)	(81)	(83)
Gross deferred income tax liabilities	(530)	(245)	(314)
Net deferred income tax assets	$200	$335	$83

7. Shareholders' Equity

Preferred Stock

Of the 5,000,000 authorized shares of preferred stock, 2,000,000 shares are designated as Series A cumulative preferred stock and 20,000 shares are designated as Series B junior cumulative preferred stock. The Board of Directors has the authority to approve the issuance amount, rights and powers of an additional 2,980,000 shares of non-Series A preferred stock except that such rights and powers shall not be superior to those of the Series A cumulative preferred shares.

The Series A cumulative preferred shares provide for a cumulative dividend of $0.722 per share per annum, payable in arrears as declared by the Board of Directors. These shares have a liquidation value of $7.60 per share plus accumulated but unpaid dividends. If four or more years of dividends are in arrears, the Series A cumulative preferred shareholders will be entitled to elect a majority of

7. Shareholders' Equity (continued)

Preferred Stock (continued)

the Board of Directors of the Company. All or any part of such shares may be redeemed at the option of the Company at liquidation value. As of October 31, 2001, all preferred stock dividends applicable to fiscal year ended October 31, 2000 have been declared and paid.

The Series B Junior cumulative preferred shares are subject to the prior and superior rights of the holders of the Series A and all other classes of preferred shares. These Series B shares provide for a cumulative dividend of the greater of $0.25 per share or an amount as adjusted for the anti-dilution number (initially 1,000). Each share of the Series B also entitles the holder to the number of votes equal to the anti-dilution number. Generally, the Series B and common shareholders will vote together as one class on all matters submitted to a vote. The Series B shares have a liquidation value of $100 per share, plus dividends thereon. The Series B shares are not redeemable. No shares of the Series B junior cumulative preferred stock have been issued (see Stock Purchase Rights Plan).

Common Stock

Of the 23,000,000 authorized shares of common stock, 2,000,000 shares are designated as special common stock and 1,000,000 are designated as nonvoting common stock. All other shares are voting. The 3,559,400 shares of common stock outstanding are all voting common stock.

Each share of common stock (regardless of class) shall participate on an equal and pro rata basis in all dividends and other distributions, including liquidation, subject to the rights of the preferred shareholders.

Holders of shares of voting common stock are entitled to one vote per share. Holders of special common shares (if issued) will have such voting rights as specified by the Board of Directors, except that such rights will not be superior to the voting common stock.

Preferred Stock Exchange Offer

In February 2000, the Company completed its Exchange Offer pursuant to its December 1999 Exchange Offer Prospectus. The Exchange Offer allowed holders of the Company's Series A Preferred Stock to exchange each preferred share for either 2 ½ shares of the Company's common stock or an equivalent number of new 9.5% Company-obligated redeemable preferred

7. Shareholders' Equity (continued)

Preferred Stock Exchange Offer (continued)

securities of a subsidiary trust holding solely the Junior Subordinated Debentures ("Trust Preferred Securities") issued by Sea Pines Associates, Inc. Holders of approximately 56% of the preferred stock exchanged their shares for Common Stock. Holders of approximately 26% of the preferred stock exchanged their shares for the new Trust Preferred Security. Holders of approximately 18% of the Series A Preferred Stock did not exchange their shares.

In conjunction with the Exchange Offer, the Company declared a cash payment of $0.722 per share to be paid only to holders of record of Series A Preferred Stock who exchanged shares of Series A Preferred Stock in the Exchange Offer. This cash payment was paid in four approximately equal quarterly installments commencing in April 2000. In addition, a deemed dividend of $1,733,000 was recorded as a reduction to retained earnings.

The Company incurred approximately $294,000 in professional fees and other costs relating to this transaction. Costs of $202,000 were expensed in 2000 relating to the Common Stock Exchange. The remaining costs of $92,000 were capitalized as deferred financing costs and are being amortized over the 30-year life of the Trust Preferred Securities.

The Trust Preferred Securities bear interest at 9.5% per annum with payments due quarterly, nine months in arrears, commencing January 31, 2001. The Trust Preferred Securities mature on January 31, 2030. The Company has the right to redeem the Trust Preferred Securities on or after January 31, 2003 as specified in the indenture agreement. The Trust Preferred Securities are subordinate in right of payment to all senior debt of the Company.

Stock Purchase Rights Plan

On August 23, 1993 the Company's Board of Directors approved a Stock Purchase Rights Plan ("Plan") and declared a dividend distribution of one right ("Right") for each share of the Company's outstanding common stock. Each Right entitles a shareholder to purchase one one-thousandth of a share of Series B junior cumulative preferred stock at a price of $.50 per Right, subject to adjustment.

7. Shareholders' Equity (continued)

Stock Purchase Rights Plan

The Rights become exercisable after any person or group of affiliated or associated persons (an "Acquirer") acquires 20% percent or more of the Company's outstanding common stock or commences a tender offer that would result in the Acquirer owning 20% or more of the Company's outstanding common stock or an Acquirer has been designated an Adverse Person, as such term is defined in the Plan. The Plan was amended in connection with the Exchange Offer allowing the acquisition of 20% or more of the Company's outstanding common stock as a result of the shares acquired in the Exchange Offer. In the event the Rights become exercisable, a Right will entitle the holder to receive shares of the Company's common stock having a value equal to twice the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination or sale of 50% or more of its assets or earning power, a Right will entitle the holder to receive shares of the surviving company's common stock having a market value equal to twice the exercise price of the Right. The Board of Directors has the flexibility to lower the 20% threshold to not less than 10% under certain circumstances.

In general, the Rights may be redeemed by the Company at $.01 per Right at anytime before certain events occur. One Right is attached to and trades with each share of common stock. The Rights will not trade separately unless they become exercisable. All Rights expire on August 23, 2003.

8. Commitments

Rent expense aggregated $1,203,364, $982,208 and $694,591 for the years ended October 31, 2001, 2000 and 1999, respectively. Operating leases relate primarily to office space and equipment. Minimum annual rental commitments remaining at October 31, 2001, under non-cancelable operating leases with original terms of at least one year are as follows (in thousands of dollars):

Year ending October 31	
2002	$ 954
2003	723
2004	436
2005	203
2006	117
Thereafter	640
Total	$3,073

In 1993, the Company made a commitment to donate approximately 404 acres of a wildlife preserve owned by the Company to a not-for-profit organization on Hilton Head Island, South Carolina. As of October 31, 2001 approximately 90 of the 404 acres have been donated and title transferred. The remaining 314 acres have been leased to the same not-for-profit organization for a nominal amount.

9. Contingencies

The Company is subject to claims and suits in the ordinary course of business. In management's opinion, such currently pending claims and suits against the Company will not, in the aggregate, have a material adverse effect on the Company.

10. Employee Savings Plan

Effective January 1, 1989, the Company adopted a 401(k) defined contribution plan for all eligible employees with a minimum of one year of service and who meet certain age requirements, as defined. The Company matches 50% of the first 6% of the participants' compensation. The Company's contributions to the plan were $156,000, $148,000 and $126,000 for the years ended October 31, 2001, 2000 and 1999, respectively.

11. Stock Compensation Plan and Deferred Issuance Plan

Director Stock Compensation Plan

Effective October 30, 2000, the Company established a director stock compensation plan. The purpose of the plan is to enable the Company to use common stock rather than cash to compensate directors for service to the Company and thereby foster increased stock ownership by the directors. The plan has reserved 50,000 shares for issuance pursuant to future grants. During the third quarter, 14,000 shares were issued, at a fair market value of $4.50 per share. The Company recorded $63,000 as deferred compensation at the time the stock was issued and that amount is being amortized over the directors' 12-month term.

Deferred Issuance Plan

Effective October 30, 2000, the Company established a deferred issuance stock plan. The purpose of the plan is to optimize the profitability and growth of the Company through long-term incentives, which link the personal interest of participants to those of Sea Pines stockholders. The Company has 180,000 shares of common stock authorized for issuance to eligible employees under the plan. Deferred stock awards will be granted to key employees. Generally common stock of the Company will be issued to the participant on the fifth anniversary of the date the award is granted. On June 1, 2001, the Company awarded 32,300 deferred shares, at a fair market value of $4.75 per share. For the year ended October 31, 2001, the Company recorded $12,785 of stock compensation expense.

12. Financial Instruments

The carrying amounts of cash and cash equivalents, trade receivables, notes receivable, other current assets, accounts payable, line of credit with bank, long-term debt and accruals meeting the definition of financial instruments approximate their fair values, as of October 31, 2001 and 2000.

13. Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results of operations for the years ended October 31, 2001 and 2000:

	2001 Quarters			
	First	Second	Third	Fourth
Revenues	$7,790	$14,259	$16,813	$11,482
Net income (loss)	(2,250)	662	432	(1,518)
Earnings per common share				
Net income (loss), basic and diluted	$(0.65)	$0.18	$0.11	$(0.44)

	2000 Quarters			
	First	Second	Third	Fourth
Revenues	$7,424	$15,219	$15,017	$11,179
Net income (loss)	(1,147)	1,230	214	(686)
Earnings per common share				
Net income (loss), basic and diluted	$(0.74)	$0.34	$0.05	$(0.20)

14. Business Segment Information

The Company had two reportable business segments. The Company's reportable segments are organized by the type of operations and for the years ended October 31, 2001 and 2000 include: (1) resort activities, including home and villa management operations, golf course operations, food and beverage operations, inn and conference facility operations, and various other recreational activities; and (2) real estate brokerage for buyers and sellers of real estate in the Hilton Head, South Carolina, area.

The Company evaluates performance and allocates resources based on earnings before interest, depreciation and other non-cash items. The accounting policies of the reportable segment are the same as those described in the summary of significant accounting policies (Note 1). All intercompany transactions between segments have been eliminated upon consolidation.

14. Business Segment Information (continued)

Segment information as of and for the years ended October 31, 2001, 2000 and 1999 are as follows: (Dollars in Thousands)

	Year ended October 31		
	2001	2000	1999
Revenues:			
Resort	$33,734	$29,670	$28,941
Real estate brokerage	16,610	19,169	17,473
	50,344	48,839	46,414
Cost of revenues:			
Resort	25,046	23,356	20,155
Real estate brokerage	12,224	13,993	12,351
	37,270	37,349	32,506
Interest expense:			
Resort	2,771	1,426	1,099
	2,771	1,426	1,099
Depreciation and amortization expense:			
Resort	2,435	1,539	1,263
Real estate brokerage	69	58	44
	2,504	1,597	1,307
Segment (loss) income before income taxes:			
Resort	(3,723)	(1,931)	1,368
Real estate brokerage	619	1,444	1,907
	(3,104)	(487)	3,275
Identifiable assets:			
Resort	54,016	53,905	40,234
Real estate brokerage	1,156	3,089	2,456
	$55,172	$56,994	$42,690

15. Subsequent Events

In December 2001, the Company completed a modification to its master credit agreement with its principal corporate lender. The modification reduced the required principal repayments during 2002 through 2008, and waived certain loan covenant requirements during the first two quarters in fiscal 2002, should a violation of these covenants occur. The modification also included a commitment from the bank to increase the availability under the seasonal line of credit to $5,250,000.

SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with "Management's discussion and analysis of financial conditions and results of operations" and with the consolidated financial statements and notes thereto, which are included elsewhere in this annual report.

	Years Ended October 31,				
	2001	2000	1999	1998	1997
	(In thousands, except per share amounts)				
Consolidated Statements of Operations Data:					
Revenues	$50,344	$48,839	$46,414	$38,506	$35,896
Cost of operations	49,051	47,751	42,563	34,345	32,833
Income from operations	1,293	1,088	3,851	4,161	3,063
Interest expense	(2,771)	(1,426)	(1,099)	(1,345)	(1,857)
Other income (expense)	(1,626)	(149)	523	333	(1,487)
Net income (loss)	(2,674)	(389)	2,063	2,050	(66)
Net income (loss) attributable to common stock	(2,834)	($730)	$1,176	$1,163	($953)
Per share of common stock Net income (loss)	($.80)	($0.23)	$0.64	$0.63	($0.52)
Weighted average shares outstanding	3,554	3,174	1,843	1,843	1,843
Consolidated Balance Sheet Data:					
Current assets	$4,259	$5,017	$5,926	$4,852	$4,404
Real estate assets	49,516	50,310	34,963	30,838	30,563
Total assets	55,172	56,994	42,690	37,925	37,814
Current liabilities	7,495	8,802	6,392	5,518	5,572
Long-term obligations, less current portion	38,498	36,236	20,404	17,689	18,687
Shareholders' equity	9,179	11,956	15,894	14,718	13,555

SHAREHOLDER INFORMATION

Outstanding Securities

Sea Pines Associates, Inc. and its subsidiaries currently have three classes of outstanding securities: common stock, Series A preferred stock and trust preferred securities. As of October 31, 2001, 23,000,000 shares of common stock were authorized, of which 3,559,400 shares were issued and outstanding; 2,000,000 shares of Series A preferred stock were authorized, of which 220,900 shares were issued and outstanding; and $10,000,000 of trust preferred securities were authorized, of which $2,480,000 were issued and outstanding. As of January 1, 2002, there were approximately 526 holders of record of shares of common stock.

Trading in the Company's Securities

There is no established public trading market for the Company's securities other than the bulletin board discussed below. Prior to February 2000, the Company's securities were traded either as private transactions between buyers and sellers, or in the over-the-counter market at Robinson-Humphrey in Atlanta, Georgia. Robinson-Humphrey discontinued that service in February 2000. The Company has been investigating other broker-based trading arrangements, but none of the possibilities that have come to light so far could be justified from a cost standpoint.

In May 2000, the Company established a securities bulletin board on its internet website. The bulletin board makes it easier for shareholders to locate shares to buy or to find buyers for shares they want to sell. Interested buyers and sellers post the number of shares they wish to buy or sell and the price they are prepared to pay or that they expect to receive. The bulletin board can be accessed on the Company's website at www.seapines.com.

Neither the Company nor any of its affiliates will; (a) receive any compensation for creating or maintaining the bulletin board or for its use, (b) be involved in any purchase or sale negotiations arising from the bulletin board, (c) give advice regarding the merits or shortcomings of any particular trade, (d) use the bulletin board, directly or indirectly, to offer to buy or sell securities except in compliance with all securities laws, or (e) receive, transfer, or hold any funds or securities as an incident of operating the bulletin board.

For more information concerning the bulletin board, please contact:

Steven P. Birdwell
Chief Financial Officer
Sea Pines Company, Inc.
P. O. Box 7000
Hilton Head Island, SC 29938
(843) 842-1419

SHAREHOLDER INFORMATION (CONTINUED)

Dividends

The Articles of Incorporation of the Company provide for dividends on the series A preferred stock of $.722 per share per annum to be paid in arrears. The Company has paid all accrued dividends on the preferred stock through the fiscal year ended October 31, 2000.

At its December 17, 2001 Board of Directors meeting, the Company declared a cash dividend to holders of series A preferred stock of $.722 per share. This dividend is payable in equal quarterly installments of approximately $.18 per share on January 15, 2002, April 15, 2002, July 15, 2002, and October 15, 2002, to shareholders of record on January 2, 2002, April 1, 2002, July 1, 2002 and October 1, 2002, respectively, and represents the accrued dividend for the fiscal year ended October 31, 2001.

The Company has not paid any dividends on its common stock and has no present intention of paying such dividends in the foreseeable future.

Transfer Agent

The Company utilizes First Union National Bank as its transfer agent. For information concerning stock transfers, please contact:

First Union National Bank
Customer Information Center
1525 West W. T. Harris Boulevard
Charlotte, SC 28262
(800) 829-8432

Annual Meeting

The Annual Meeting of shareholders will be held March 11, 2002 at 3:00 p.m. at the Harbour Town Conference Center in Sea Pines Plantation, 11 Lighthouse Lane, Hilton Head Island, South Carolina.

SAFE HARBOR DISCUSSION

This Annual Report including the letter to the shareholders may include forward-looking statements that involve risks and uncertainties. In addition to the risks identified in the Company's Annual Report on Form 10-K and herein, the Company identifies the following risks, which could adversely affect the Company's actual results and cause actual results to differ materially from those in the forward-looking statements.

Risks Related to Resort Operations. The risks associated with the Company's resort operations include the intense competition among local, regional and national resorts, the dependence upon Sea Pines and Hilton Head continuing to be considered as prime destination resort areas, the seasonality of the resort business, economic conditions which may adversely affect tourism generally, the impact of the September 11 terrorist attacks on the travel and resort industry and the Company, the possibility of additional terrorist attacks, adverse weather conditions including the consequences of a hurricane, the possibility of oil or hazardous waste spills offshore, the impact of increased fuel or other transportation costs on travel, adverse changes in applicable environmental regulation and the possible loss of the Company's nationally-televised golf tournament. There can be no assurance that the Company will be able to compete successfully in the future with existing and future competitors, or that the Company and Hilton Head Island will be able to continue to attract the level of resort business the Company has experienced in the past.

Risks Related to Real Estate Brokerage Operations. Risks associated with the Company's real estate brokerage operations include general reductions in resort visitors, rising interest rates, other economic conditions which may adversely affect real estate sales in general or vacation or second-home sales in particular, competition from other real estate brokerage firms and the loss of key brokers and agents.

Risks Related to Litigation and Other Factors. Other factors which could affect the Company's operations include the risk of adverse outcomes on litigation, the availability of adequate capital to finance possible future capital improvements and repairs, and the loss of key members of management.

OFFICERS AND KEY EXECUTIVES

SEA PINES ASSOCIATES, INC.

Norman P. Harberger
Chairman

Joseph F. Vercellotti
Vice Chairman

Michael E. Lawrence
Chief Executive Officer

Thomas C. Morton
Treasurer

Peter Parrott
Secretary

SEA PINES REAL ESTATE COMPANY, INC.

Michael E. Lawrence
President

Paul T. Franks
Broker-In-Charge

SEA PINES COMPANY, INC.

Michael E. Lawrence
President

Alan A. Barone
Director of Food & Beverage

Steven P. Birdwell
Chief Financial Officer

Cary C. Corbitt
Director of Sports and Retail Operations

John S. Munro
Director of Hospitality

Monika M. Nash
Director of Human Resources

David T. Warren
Director of Marketing

BOARD OF DIRECTORS

Paul B. Barringer, II
Chairman and CEO, Coastal Lumber Company

Ralph L. Dupps, Jr.
President, Dupps and Company (Real Estate Development)

P. R. Easterlin, Jr.
President, Florida Properties of Amelia, Inc. (Real Estate Development)

James L. Gray
Chairman and CEO, Primestar Partners, LP (Retired)

Norman Harberger
Chairman
President, Harberger & Associates, Inc. (Management Consulting)

Michael E. Lawrence
Chief Executive Officer
President, Sea Pines Company, Inc. and Sea Pines Real Estate Company, Inc.

John G. McGarty
President, Charleston Valve and Fitting Company (Retired)

Thomas C. Morton
Treasurer, Chairman of the Finance and Audit Committees
Certified Public Accountant

BOARD OF DIRECTORS (CONTINUED)

John A. Norlander
President and CEO, Carlson Hospitality Worldwide, Inc. (Retired)

Peter Parrott, Jr.
President, University Housing Group (Real Estate Development)

Marc Puntereri
Managing Member, The Cypress Group, LLC (Real Estate Development/Operations)

Robert W. Siler, Jr.
Chairman and CEO, Hammer, Siler, George Associates (Retired)

Kathleen B. Speer
Partner, Hewitt Associates, LLC (Retired)

Arthur P. Sundry
President and General Manager, Communication Sector, Motorola, Inc. (Retired)

Joseph F. Vercellotti
Executive of General Electric Company (Retired)

SEA PINES ASSOCIATES, INC. ◦ POST OFFICE BOX 7000 ◦ HILTON HEAD ISLAND, SOUTH CAROLINA 29938